NEWS RELEASE 05-26	September 13, 2005

FRONTEER ADDS 400 METRES OF LENGTH TO KIRAZLI GOLD ZONE

Fronteer Development Group Inc. (FRG–TSX / AMEX) has expanded the Kirazli Gold Zone by approximately 400 metres to the north and south with results from five new drill holes. These results dramatically increase the footprint of the gold zone, which forms a north-south corridor that is now approximately 850 metres long and 100 metres wide. The Kirazli Gold Zone is still open to the north and south and at depth.

Two important new drill holes demonstrate that gold mineralization continues and remains open to the north and northeast.

• Drill Hole KD-37 intersected 1.01 g/t gold over 117 metres, which was part of a broader interval that returned 0.80 g/t gold over 159 metres. This hole is 50 metres to the northeast of Hole KD-31, which intersected 5.70 g/t gold over 51.2 metres.

• Similarly, Drill Hole KD-33 intersected a broad zone of gold mineralization comprising 0.72 g/t gold over 37.2m. This hole is located 125 metres northeast of Hole KD-31. For a schematic cross section through the northern part of the project area, please use the following link: http://www.fronteergroup.com/i/IR/Kirazli05-26.jpg Three additional drill holes have intersected economically significant gold mineralization demonstrating that the emerging resource area extends much farther south than previously anticipated, and remains open in that direction.

• Hole KD-34 returned 1.63 g/t gold over 14.9 metres, as part of a broader interval that returned 0.74 g/t gold over 45.4 metres. It is located 500 metres south of KD-01A, which intersected 12.24 g/t gold over 50.9 metres.

• KD-36 intersected two stacked zones of gold mineralization that returned 0.43 g/t gold over 34.5m and 0.43m over 21.3m. This hole ended in gold mineralization.

• Hole KD-32 returned 0.34 g/t gold over 15.8m.

The Kirazli Project is an open pit–style gold deposit, capped with a valuable component of near surface oxide gold mineralization that grades up to 44.01 g/t gold over 9.1 metres (KD-01A). This near surface component is underlain and surrounded by large tonnage gold mineralization with grades more typical of open pit deposits (0.3 – 2.0 g/t gold) which persist to depths of at least 280 metres.

Based on our interpretation, the orientation of the high grade mineralization is sub-horizontal with true widths estimated at approximately 90% of reported intervals.

Geological models for the resource area are currently being constructed as a basis for a 43-101 compliant resource estimate to be completed by the year end.

The Kirazli Property is one of two advanced-stage gold properties currently being developed by Fronteer. The second property, Agi Dagi, is also being drilled and will be the subject of a separate resource estimate to be completed by the year end.

Fronteer also has a controlling 57% interest in an outstanding uranium district in Labrador. A $5.0 million drill program is currently underway with 13,000 metres scheduled to be completed by the end of November, 2005.

Finally, the Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

For further information on Fronteer visit www.fronteergroup.com or contact: Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO Dan McIntyre, Corporate Communications (PH) 604-632-4677 or Toll Free 1-877-632-4677 info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.